15048087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 27 2015 Wash., DC

SEC FILE NUMBER
8- 37456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/0214 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield (City) Michigan (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie A. Katynski (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Theisen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA A. FARLEY
Notary Public, State of Michigan
County of Macomb
My Commission Expires 11-07-2017
Acting in the County of Oakland

Joseph R Theisen
Signature

President - Advance Capital Group
President - Advance Capital Services
Title

Teresa A. Farley
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors report on Internal Acct. Control.
- ☒ (p) Statement of Cash Flows -Broker Dealer.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

December 31, 2014

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

December 31, 2014

Table of Contents

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
31435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Advance Capital Group, Inc. and Subsidiaries
Southfield, Michigan

We have audited the accompanying consolidated financial statements of Advance Capital Group, Inc., and subsidiaries, a Michigan corporation, which comprise the financial condition as of December 31, 2014 and the related statement of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Advance Capital Group Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advance Capital Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 16 to 22, has been subjected to audit procedures performed in conjunction with the audit of Advance Capital Group Inc.'s consolidated financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information related to Advance Capital Services, Inc. (the Broker-Dealer subsidiary) contained in pages 18 to 22, we evaluated whether this supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

February 13, 2015

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Financial Condition
As of December 31, 2014

Assets	
Cash and cash equivalents	$ 1,372,510
Trade receivables	2,659,663
Employee receivables	46,175
Furniture, equipment and software, less accumulated depreciation and amortization of $916,633	212,649
Deposits	10,349
Total assets	$ 4,301,346
Liabilities	
Payable to brokers and dealers	$ 6
Accounts payable	19,911
Accrued expenses	2,645,864
Total liabilities	2,665,781
Stockholders' equity	
Common stock	3
Additional paid in capital	214,108
Retained earnings	1,421,454
Total stockholders' equity	1,635,565
Total liabilities and stockholders' equity	$ 4,301,346

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Operations and Retained Earnings for the Year Ended December 31, 2014

Revenue	
Fee income	$ 14,255,953
Commissions	1,763,306
Interest income	114
Total revenue	16,019,373
Expenses	
Office compensation	3,352,401
Compensation of representatives	4,460,272
Depreciation and amortization	85,636
Insurance - General	66,678
Insurance - Health	527,180
Insurance - Workers' compensation	16,831
Marketing	698,250
Office expense	382,016
Payroll taxes	435,238
Postage	100,441
Investment mgt. tools	122,458
Professional fees	148,543
Computer support	181,676
ESOP contributions	1,155,677
Regulatory fees	84,202
Rent	566,797
Repairs and maintenance	57,462
Taxes and licenses	19,239
Telephone	218,461
Service bureau	245,962
Interest expense	16,894
Miscellaneous	60,345
Total expenses	13,002,659
Net income from operations	3,016,714
Retained Earnings - Beginning of year	846,740
Distributions	(2,442,000)
Retained earnings - End of year	$ 1,421,454

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Cash Flows
for the Year Ended December 31, 2014

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 15,577,010
Cash paid to vendors and employees	(12,549,475)
Interest received	114
Interest expense	(16,894)
Net cash provided by operating activities	3,010,755
Cash flows from investing activities	
Expenditures for furniture and equipment	(74,174)
Deposit made	(326)
Advances to employees	(8,887)
Net cash used in investing activities	(83,387)
Cash flows from financing activities	
Distributions to stockholders	(2,237,000)
Repayments of notes payable to Advance Capital I, Inc. Funds	(573,847)
Net cash used in financing activities	(2,810,847)
Net increase in cash and cash equivalents	116,521
Cash and cash equivalents - Beginning of year	1,255,989
Cash and cash equivalents - End of year	$ 1,372,510

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2014

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 3,016,714
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	85,636
Changes in:	
Accounts receivable	(442,249)
Accounts payable and accrued taxes and expenses	350,654
Total adjustments	(5,959)
Net cash provided by operating activities	$ 3,010,755

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 26% of the total revenue). The Company primarily transacts business in the midwestern United States.

Revenue Recognition
Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Property and Depreciation
Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through February 13, 2015, which is the same date the financial statements were available to be issued.

2. Financial Instruments

The Company's accounts receivable, accounts payable and notes payable are financial instruments which have fair values at December 31, 2014 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in banks and brokerage firms that at times exceeded amounts insured by the FDIC and SIPC. The maximum loss that would have resulted from that risk totaled approximately $226,000 at December 31, 2014 for the excess of the deposit liabilities reported by the banks and brokerage firms over the amounts that would have been covered by the FDIC and SIPC.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at December 31, 2014 are broker/dealers and affiliated investment companies located in the United States.

3. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, "Fair Value Measurements and Disclosures", sets forth a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. Level 3 inputs will be used only when Level 1 or Level 2 inputs are not available.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following table presents fair value measurement information for certain financial instruments.

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 0	$885,298	$ 0

Level 2 - Fair Value Measurements

The fair value of the money market funds are obtained from readily available pricing sources for comparable instruments.

The Company's investments are reported at fair value in the accompanying consolidated statement of financial condition under the caption cash and cash equivalents.

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$3,492,821	$ 808,525	$ 4,301,346
Stockholders' equity	990,183	645,382	1,635,565

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software are recorded at cost and consist of:

Furniture and equipment	$ 1,028,969
Software	100,313
	$1,129,282

6. Common Stock

The authorized, issued and outstanding shares of common stock at December 31, 2014 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring September 2018. The Company also leases additional office space in Michigan, Ohio and Illinois expiring through February 2020.

The aggregate minimum annual rental commitments at December 31, 2014 under noncancelable operating lease agreements are as follows:

Year Ending December 31	
2015	$ 347,050
2016	317,147
2017	308,655
2018	261,434
2019	81,622
Thereafter	11,862
Total	$1,327,770

8. Income Taxes

The stockholders elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S-corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

The Companies are subject to applicable state and local income taxes regardless of S-corporation status. The Company and its subsidiaries are registered in nineteen states and has filing requirements in four of these states. Management believes that it does not have nexus in any of the other jurisdictions in which it periodically operates and, accordingly, is not registered and does not file tax returns in those jurisdictions. In the normal course of business the Company is subject to examinations by taxing authorities. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2010 or state income tax examinations for years before 2009.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, SERVICES had net capital of $ 588,869 which was $577,993 in excess of its required net capital (based on aggregate indebtedness) of $10,876. SERVICES' net capital ratio was .28 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $500 million and .65% of the average daily net assets above $500 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds and .50% of the average daily net assets up to $500 million and .45% of the average daily net assets above $500 million of the Retirement Income Fund and .80% of the average daily net assets of the Core Equity Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Retirement Income and Core Equity Funds.

MANAGEMENT operations reflect $2,931,904 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended December 31, 2014.

SERVICES operations reflect $1,181,020 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares for the year ended December 31, 2014.

11. Stock Repurchase Agreement

The Company's stockholders are party to an agreement dated November 13, 2007 (fourth restated) which stipulates the terms under which the Company's stock can be sold. Among other things, the agreement gives the remaining stockholders the first option to acquire the shares of any stockholder wishing to sell his common stock. If the remaining stockholders do not elect to purchase the stock, the agreement specifies the order of others that will receive an "option" to purchase such stock. The determination of purchase price is also established under the agreement and is materially in excess of the Company's book value.

12. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during its then year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual "covered" compensation as a percentage of total "covered" compensation. The Company accounts for the ESOP in accordance with FASB ASC 718. The board elected to make a contribution to the ESOP totaling $1,155,677 for the year ended December 31, 2014.

13. Notes Payable to Advance Capital I, Inc. Funds

During 2009 MANAGEMENT effected unsecured promissory notes to the Advance Capital I, Inc. Equity Growth, Balanced and Retirement Income Funds payable in Eighty-Three (83) equal monthly installments totaling $63,101 with interest at prime plus 3.5% beginning February 2009 through December 2015. The notes allow for prepayment without penalty. The notes were paid in full with the final payment of the remaining principal balance made in October 2014.

SUPPLEMENTARY INFORMATION

Advance Capital Group, Inc.
and Subsidiaries
Consolidating Statement of Financial Condition
As of December 31, 2014

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 625,879	$ 746,631	$	$	$ 1,372,510
Trade receivables	2,654,282	5,381			2,659,663
Employee receivables	46,175	0			46,175
Fixed assets, net	166,160	46,489			212,649
Deposits	325	10,024			10,349
Investment in subsidiaries	0	0	1,635,565	1,635,565	0
Total assets	$ 3,492,821	$ 808,525	$ 1,635,565	$ 1,635,565	$ 4,301,346
Liabilities					
Payable to brokers and dealers	0	6			6
Accounts payable	0	19,911			19,911
Accrued expenses	2,502,638	143,226			2,645,864
Total liabilities	2,502,638	163,143	0	0	2,665,781
Stockholders' equity					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Retained earnings	804,740	39,171	1,421,454	843,911	1,421,454
Total stockholders' equity	990,183	645,382	1,635,565	1,635,565	1,635,565
Total liabilities and stockholders' equity	$ 3,492,821	$ 808,525	$ 1,635,565	$ 1,635,565	$ 4,301,346

Advance Capital Group, Inc.
And Subsidiaries
Consolidating Statement of Operations and Retained Earnings
for the Year Ended December 31, 2014

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee income	$ 13,068,458	$ 1,187,495	$	$	$ 14,255,953
Commissions	0	1,763,306			1,763,306
Interest income	70	44			114
Total revenue	13,068,528	2,950,845			16,019,373
Expenses					
Office compensation	2,957,907	394,494			3,352,401
Compensation of representatives	2,980,113	1,480,159			4,460,272
Depreciation and amortization	73,709	11,927			85,636
Insurance - General	54,403	12,275			66,678
Insurance - Health	398,764	128,416			527,180
Insurance - Workers' comp.	17,232	(401)			16,831
Marketing	569,257	128,993			698,250
Office expense	311,420	70,596			382,016
Payroll taxes	318,786	116,452			435,238
Postage	79,480	20,961			100,441
Investment mgt. tools	99,704	22,754			122,458
Professional fees	121,148	27,395			148,543
Computer support	147,927	33,749			181,676
ESOP contributions	1,080,464	75,213			1,155,677
Regulatory fees	68,692	15,510			84,202
Rent	461,547	105,250			566,797
Repairs and maintenance	46,948	10,514			57,462
Taxes and licenses	15,695	3,544			19,239
Telephone	178,513	39,948			218,461
Service bureau	200,352	45,610			245,962
Interest expense	16,894	0			16,894
Miscellaneous	49,192	11,153			60,345
Total expenses	10,248,147	2,754,512			13,002,659
Net income from operations	2,820,381	196,333			3,016,714
Net income from subsidiaries	0	0	3,016,714	3,016,714	0
Net income	2,820,381	196,333	3,016,714	3,016,714	3,016,714
Retained earnings (Accumulated deficit) - Beginning of year	426,359	(157,162)	846,740	269,197	846,740
Distributions	(2,442,000)	0	(2,442,000)	(2,442,000)	(2,442,000)
Retained earnings - End of year	$ 804,740	$ 39,171	$ 1,421,454	$ 843,911	$ 1,421,454

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings
Balances at January 1, 2014	$ 6,062	$ 600,149	$ (157,162)
Net Income			196,333
Distributions			0
Balances at December 31, 2014	$ 6,062	$ 600,149	$ 39,171

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Year Ended December 31, 2014

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 2,945,753
Cash paid to vendors and employees	(2,678,012)
Interest received	44
Net cash provided by operating activities	267,785
Cash flows from investing activities	
Expenditures for furniture and equipment	(28,796)
Net cash used in investing activities	(28,796)
Net increase in cash and cash equivalents	238,989
Cash and cash equivalents - Beginning of year	507,642
Cash and cash equivalents - End of year	$ 746,631

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2014

Reconciliation of net income to net cash provided by operating activities	
Net Income	$ 196,333
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	11,927
Changes in:	
Accounts receivable	(5,047)
Accounts payable and accrued taxes and expenses	64,572
Total adjustments	71,452
Net cash provided by operating activities	$ 267,785

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2014

Net Capital	
Total stockholder's equity	$ 645,382
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	645,382
Deductions and/or charges	
Non-allowable assets	
Furniture, equipment and software, net	46,489
Deposits	10,024
Total deductions and/or charges	56,513
Net capital	$ 588,869
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 6
Accounts payable	19,911
Accrued taxes and expenses	143,226
Total aggregate indebtedness	$ 163,143
Computation of Net Capital Requirement	
Minimum net capital required	$ 10,876
Excess net capital at 1,500 percent	$ 577,993
Excess net capital at 1,000 percent	$ 572,555
Ratio: Aggregate indebtedness to net capital	.28 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II amended (Unaudited) FOCUS report dated December 31, 2014 and the above calculation.

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation for Determination of Reserve Requirements for Broker-Dealer Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014

Advance Capital Services, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(i), as a broker-dealer, "doing limited business (mutual funds and/or variable annuities only)."

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

SIPC SUPPLEMENTAL REPORT IN ACCORDANCE WITH RULE 17a-5(e)(4)

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Advance Capital Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Advance Capital Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Advance Capital Services Inc.'s management is responsible for Advance Capital Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 13, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2543*********************MIXED AADC 220
037456 FINRA DEC
ADVANCE CAPITAL SERVICES INC
1 TOWNE SQ STE 444
SOUTHFIELD MI 48076-3704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Julie Katynski (248) 350-8543

2. A. General Assessment (item 2e from page 2)		$ 64
B. Less payment made with SIPC-6 filed (**exclude interest**) ________ Date Paid		( )
C. Less prior overpayment applied		(27)
D. Assessment balance due or (overpayment)		37
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 37
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 37	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advance Capital Services, Inc.
(Name of Corporation, Partnership or other organization)

Julie Katynski
(Authorized Signature)

Dated the 13th day of February, 2015.

Vice President - Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,945,464
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,913,389
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest Income (Deductions in excess of $100,000 require documentation)	6,549
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,919,938
2d. SIPC Net Operating Revenues	$ 25,526
2e. General Assessment @ .0025	$ 64 (to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which Advance Capital Services, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Advance Capital Services, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(1) (the "exemption provisions") and Advance Capital Services, Inc. stated that they met the identified exemption provisions throughout the current fiscal year without exception. Advance Capital Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advance Capital Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 13, 2015